[redacted]

02021639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47862

RECEIVED
MAR 0 7 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/15/02 Fd

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramat Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23811 Chagrin Blvd, Suite 200
(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Zlatin (216) 595-0987
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name — *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, David Zlatin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramat Securities Ltd., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

Chief Operating Officer
Title

Notary Public

MARILYN GREENWALD
Notary Public - State of Ohio, Cuya. Cty
My Commission Expires Dec. 1, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

Ramat Securities Ltd.

For the Year Ended December 31, 2001
With Independent Auditor's Report

Ramat Securities Ltd.
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditor's Report

To the Members
Ramat Securities, Ltd.

We have audited the accompanying statement of financial condition of Ramat Securities, Ltd. as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ramat Securities, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy + Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 10, 2002

Ramat Securities Ltd.
STATEMENT OF FINANCIAL CONDITION
AS OF
DECEMBER 31, 2001

ASSETS

Current Assets:	
Cash	$ 7,930
Dividends receivable	104,789
Interest receivable	94,192
Securities owned at market value	18,189,901
Total Current Assets	18,396,812
Furniture and equipment at cost, less accumulated depreciation of $42,867	14,298
TOTAL ASSETS	$ 18,411,110

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Payable to clearing broker	$ 11,810,843
Securities sold, but not yet purchased, at market value	670,144
Total Current Liabilities	12,480,987
TOTAL LIABILITIES	12,480,987
Members' equity	5,930,123
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 18,411,110

The accompanying notes are an integral part of these financial statements

Ramat Securities Ltd.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue	
Trading income (loss)	$ 3,715,654
Interest and dividend income	653,393
Other income (loss)	72,574
TOTAL REVENUE (LOSS)	4,441,621
Expenses	
Interest	457,521
Clearing charges, commissions and communications	138,078
Professional fees	81,392
Rent	14,861
Fees and registrations	5,803
Depreciation and amortization	8,219
Other operating expenses	29,618
TOTAL EXPENSES	735,492
NET INCOME (LOSS)	$ 3,706,129

The accompanying notes are an integral
part of these financial statements

Ramat Securities Ltd.
STATEMENT OF MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

Members' capital - beginning of year	$ 2,223,994
Current earnings (loss)	3,706,129
Contributions by members	0
Distribution to members	0
Members' capital - end of year	$ 5,930,123

The accompanying notes are an integral
part of these financial statements

Ramat Securities Ltd.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income (loss)	$ 3,706,129
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	8,219
Changes in other assets and liabilities	6,768
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	3,721,116
Cash flows provided (used) in investing activities:	
Increase in dividends receivable	(36,042)
Increase in interest receivable	(83,145)
Increase in securities owned	(11,299,656)
Increase in payable-clearing broker	7,338,022
Increase in securities sold short	340,072
NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES	(3,740,749)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	0
Net increase (decrease) in cash	(19,633)
Cash at the beginning of the year	27,563
Cash at the end of the year	$ 7,930

The company paid $457,521 in interest and no income taxes during the year.

The accompanying notes are an integral part of these financial statements

Ramat Securities Ltd.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - Significant Accounting Policies

Nature of Business - Ramat Securities Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on November 22, 1994. The company shall continue for thirty (30) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the National Association of Securities Dealers, Inc. as a broker/dealer. The Company is involved in the trading of fixed income securities, equity securities, options, and commodities futures.

Securities and Commodities Transactions - Securities and commodities transactions are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis.

Income Taxes - There is no provision for income taxes in the accompanying financial statements. The members of this limited liability company are to include their respective share of profits and losses in their individual and corporate tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Note 2 - Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading securities at quoted market values, as illustrated below.

	Owned	Sold But Not Yet Purchased
Corporate bonds	$ 3,608,364	$ 0
Corporate stocks	14,266,537	670,144
Options, warrants and other	315,000	0
	$ 18,189,901	$ 670,144

Note 3 - Payable to Clearing Broker

The payable to clearing broker is for the Company's transactions and is collateralized by the Company's securities. Interest is at a fluctuating rate that corresponds to the broker call rate.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $2,395,357 which was $2,295,357 in excess of its required net capital of $100,000.

Note 5 - Leases

The Company leases the property used for its business location for forty-two months starting September 1, 1999 expiring February 28, 2002 for $2,746.00 per month.

Future minimum lease payments follow:

2002	$ 5,492
2003	0
2004	0
	$ 5,492

Note 6 - Equity

The Company has previously issued seven thousand five hundred forty-five Class A special membership units at a stated value of $1,000 per unit which entitle the holder to receive an annual eight percent cumulative preferred distribution, but no additional participation in profits and losses or voting rights. The Company cumulative preferred distribution is in arrearage as follows:

Year	Shares Issued	Distribution in Arrears
2001	0	$ 0
2000	695	111,200
1999	2,850	684,000
1998	4,000	1,280,000
Total		$ 2,075,200

Ramat Securities Ltd.

ADDITIONAL INFORMATION
AS OF
DECEMBER 31, 2001

Schedule I

Ramat Securities, Ltd.
COMPUTATION OF NET CAPITAL
AS OF
DECEMBER 31, 2001

Computation of Net Capital		
Total members' capital		$ 5,930,123
Deductions and Charges:		
Non-allowable assets:		
Property and equipment, net	14,298	
Other charges	552,106	566,404
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		5,363,719
Haircuts on securities:		
Trading and investment securities:		
Debt securities		541,254
Options		155,850
Other securities		2,140,517
Undue concentration		130,741
		2,968,362
NET CAPITAL		$ 2,395,357
Computation of basic net capital requirement		
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%		0
Minimum dollar requirement		$ 100,000
Excess net capital		$ 2,295,357
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 2,395,357
Computation of aggregate indebtedness		
Total liabilities		$12,480,987
Total aggregate indebtedness		$ 0
Ratio of aggregate indebtedness to net capital		.00 to 1

Ramat Securities, Ltd.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2001 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2001
Net capital, as reported in Company's form X-17a-5, Part IIA	$ 2,395,357
Net audit adjustments	0
Net capital, as reported in Schedule I	$ 2,395,357

Inasmuch as Ramat Securities, Ltd. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report
on Internal Control

To The Members
Ramat Securities, Ltd.

In planning and performing our audit of the financial statements of Ramat Securities, Ltd. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the SEC's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy + Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 10, 2002